EXHIBIT 12
Statement Regarding Computation of
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
(dollar amounts in
thousands)	2010	2009	2008	2007 (a)	2006 (a)	2005 (a)	2004 (a)	2003 (a)

Earnings from continuing operations before provision for income taxes	925,084	491,618	946,019	912,367	814,854	589,102	470,646	326,330

Add Fixed Charges:

Interest expense	115,491	116,234	130,150	112,292	92,935	81,683	67,582	67,878

Rent expense (interest portion)	25,183	25,078	25,678	23,623	18,026	17,520	11,375	11,217

Total fixed charges	140,674	141,312	155,828	135,915	110,961	99,203	78,957	79,095

Earnings as adjusted	$1,065,758	$632,930	$1,101,847	$1,048,282	$925,815	$688,305	$549,603	$405,425

Ratio of earnings to fixed charges	7.58	4.48	7.07	7.71	8.34	6.94	6.96	5.13

(a)	Earnings from continuing operations for 2007 and prior have been adjusted to exclude operations that have been classified as discontinued subsequent to 2007.
     The earnings to fixed charges ratio is calculated by dividing earnings available for fixed charges for each period by fixed charges for that period. Earnings available for fixed charges is calculated by adding pre-tax income from continuing operations and fixed charges. Fixed charges are the sum of interest expense, the amount amortized from debt financing costs, and an estimate of the amount of interest within the Company’s rental expense. All interest expense for the Company is classified within continuing operations.